CALGON CARBON CORPORATION	P.O. BOX 717	PITTSBURGH, PA 15230-0717	(412) 787-6700

Leroy M. Ball	Direct Phone:	(412) 787-6775
Senior Vice President	Direct Fax:	(412) 787-4774
Chief Financial Officer

March 29, 2007

Mr. Terence O’Brien
Mr. Ryan Rohn
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Calgon Carbon Corporation
Form 10-K for the Year Ended December 31, 2005
Filed March 30, 2006
File No. 001-10776

Gentlemen:

Thank you for your review of the above referenced document.  Pursuant to your request, Calgon Carbon Corporation (“Calgon” or the “Company”) provides the following responses to the comments provided in your letter dated March 15, 2007.  To the extent applicable, we will reflect any adjustments beginning with the Form 10-K for the year ended December 31, 2006.

Securities and Exchange Commission (“SEC”) Comment No. 1:

Your supplemental response to prior comment 6 discusses the aggregation of your Carbon and Service segments into a single operating segment based on the criteria defined in paragraph 17 of SFAS 131.  We note these two segments have certain differences with respect to these criteria, resulting from the fact that product sold in the Service segment is to be used in your equipment under a leasing agreement or the customer intends to have the company reactivate the product (GAC).  We also note certain differences in economic characteristics of the two segments over the past three years.  However, your letter dated March 8, 2007, provides an analysis describing the criteria and your basis for determining the operating segments are sufficiently similar to meet the criteria in paragraph 17.  Based on this analysis and considering management is in the best position to determine whether the characteristics of the two segments are similar enough to aggregate into a single segment, we have no further comment.  We urge you to continue to carefully consider the requirements of SFAS 131, including the aggregation criteria as they relate to the Carbon and Services segments, as well as your other operating segments.

Response:
The Company acknowledges the SEC’s comment regarding the aggregation of the Company’s segment information and agrees to continue evaluating the appropriateness of its aggregation philosophy  under SFAS 131 as it relates to all of the Company’s operating segments going forward.

SEC Comment No. 2:

Please amend your Forms 10-K for December 31, 2005, and 2004, to include the reports required by Rule 2-05 of Regulation S-X, as discussed in your supplemental response to comment 4 on January 16, 2007.

Response:
The Company acknowledges the Staff’s comment and will include the referenced other auditor’s  report in our amended Form 10-K filings to be filed approximately within one week of this response.

*****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Once the Company files its amended Form 10-K’s for December 31, 2005 and 2004, the Company would like to request a closing letter from the SEC as an acknowledgment to support the statement in the Company’s December 31, 2006 Form 10-K that there are no SEC comments outstanding.  Should you have any questions regarding the above matters, please contact the Company’s Chief Financial Officer, Leroy Ball, at 412-787-6775.

Sincerely,

Leroy M. Ball

jw

cc:	Michael Lowry, Partner
Deloitte & Touche LLP